November 5, 2021
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Ethan Horowitz
Ms. Wei Lu

Re:	EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020 - Filed February 25, 2021
Response Letter dated October 6, 2021
File No. 001-09743

Ladies and Gentlemen:
On behalf of EOG Resources, Inc. (the “Company”) and as a follow-up to the Company’s discussion yesterday with Ms. Wei Lu of the staff (the “Staff”) of the United States Securities and Exchange Commission regarding the letter from the Staff to the Company, dated October 29, 2021 with respect to the above-referenced filing and response letter of the Company (which was sent in response to the comments of the Staff with respect to the above-referenced filing and set forth in the letter from the Staff to the Company dated September 9, 2021), I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before November 30, 2021.
If you have any questions regarding the foregoing, please contact me at 713-651-6260, Tim Driggers, the Company’s Executive Vice President and Chief Financial Officer, at 713-651-6946, or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,
/s/ Michael P. Donaldson
Michael P. Donaldson
Executive Vice President, General Counsel and
Corporate Secretary

cc:	Mr. Timothy K. Driggers
Ms. Ann D. Janssen
Mr. Gary Y. Peng